787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 18, 2022

VIA EDGAR CORRESPONDENCE

Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The New Ireland Fund, Inc. (File No. 811-05984)

Dear Ms. Dubey:

This letter responds to comments that you provided in telephone conversations with the undersigned on April 14 and 15, 2022 regarding the preliminary proxy materials filed in connection with the Annual Meeting of Stockholders of The New Ireland Fund, Inc. (the “Fund”) to be held on June 14, 2022 (the “Preliminary Proxy Materials”).  For your convenience, your comments on the Preliminary Proxy Materials are set out below and the Fund’s responses are set out immediately under the comments.

Comment No. 1:
In the Q&A section, in response to the question “What other information should I know in deciding how to vote?”, it states that “Saba, through its hedge funds, invests in closed-end funds and has a history of submitting proposals and later withdrawing them once funds agree to conduct one or more tender offers, open-end fund conversions or other liquidity events.”  Please supplementally provide the Staff with information supporting such statement.  The response also states that Saba “attacks” closed-end funds.  Please delete such term and/or explain what Saba actually does with respect to closed-end funds.

Response No. 1:	The Fund has revised the above-referenced disclosure to state the following:

You may also receive a proxy statement from Saba, seeking your proxy to elect the Hedge Fund Nominee to serve as a director of the Fund. Saba, through its hedge funds, invests in closed-end funds and has an established history of pressuring boards and management to conduct one or more tender offers, open-end fund conversions or other liquidity events. The Board believes Saba does this to benefit its own hedge funds, and not to benefit the stockholders of the closed-end funds. The Board believes that Saba’s actions are harmful to long-term stockholders of the Fund.

52353008.1
April 18, 2022

Comment No. 2:
In the Q&A section, in response to the question “Is the Fund paying for the cost of the proxy statement?”, please disclose (i) the costs of solicitation of proxies inclusive of all of the fees referenced in Instruction 1 to Item 4(b) of Schedule 14A, (ii) the total amounts to be spent and total expenditures to date pursuant to Item 4(b)(4) and (iii) the approximate number of specially engaged employees who will solicit security holders pursuant to Item 4(b)(3).

Response No. 2:	The above-referenced Q&A has been revised to include a cross-reference to a section in the proxy statement entitled “Expenses of Proxy Solicitation,” which includes the required information.

Comment No. 3:
On the second page of the proxy statement, in the sentence beginning with “In the event a quorum is not present at the Meeting…,” please clarify the meaning of “until the requisite amount of stock entitled to vote at such Meeting is present.”

Response No. 3:	The above-referenced clause has been revised to state “to permit the further solicitation of proxies.”

Comment No. 4:
The second page of the proxy statement discloses that the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies in the event a quorum is present, but sufficient items to approve the proposed items are not received. As the adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable, please include a separate stockholder proposal to enable the persons named as proxies to vote for such adjournment.

Response No. 4:
As the proposal for the election of directors requires a plurality vote, there will be no need to adjourn the Meeting in the event a quorum is present.  As a result, the above-referenced disclosure has been deleted.

Comment No. 5:	Please disclose equity securities of the Fund owned by executive officers of the Fund.

Response No. 5:	The requested disclosure has been added.

Comment No. 6:
Please disclose the effect of abstentions and withheld votes on determining whether there is a quorum. Please also disclose that because brokers are not permitted to provide a proxy with respect to a stockholder’s shares, unless the stockholder provides its broker with specific voting instructions, such shares are not counted as present for quorum purposes.

Response No. 6:
The effect of abstentions and withheld votes is disclosed under the section entitled “Quorum and Required Vote.”  The Fund has added the requested disclosure regarding brokers not being permitted to provide a proxy with respect to a stockholder’s shares.

52353008.1
April 18, 2022

Comment No. 7:	Please disclose whether there are any dissenters’ rights of appraisal, as required by Item 3 of Schedule 14A.

Response No. 7:	The Fund has added disclosure noting that stockholders are not entitled to demand the fair value of their shares in connection with the proposal.

Comment No. 8:
Please disclose how the Fund intends to treat stockholder votes given that is has opted in to the Maryland Control Share Acquisition Act and the effect the opt-in has on stockholder votes.  If the Fund believes there is a material risk associated with its opt-in to the Maryland Control Share Acquisition Act, please disclose such risk.

Response No. 8:
The Fund has added the requested disclosure to the section entitled “Vote Required.”  The Fund does not believe there is any material risk associated with its opt-in to the Maryland Control Share Acquisition Act, as such opt-in was done consistent with the Staff’s statement on Control Share Acquisition Statutes, dated May 27, 2020.

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Please do not hesitate to contact me at (212) 728-8138 if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Elliot Gluck
Elliot Gluck

cc:	Derval Murray, Secretary of the Fund